Filed Pursuant to Rule 433

Dated March 19, 2015

Registration Statement Nos. 333-189303

333-189303-03

Relating to

Preliminary Prospectus Supplement Dated March 19, 2015 and

Prospectus dated June 13, 2013

RENAISSANCERE FINANCE INC.

RENAISSANCERE HOLDINGS LTD.

3.700% SENIOR NOTES DUE 2025

Issuer:	RenaissanceRe Finance Inc.

Guarantor:	RenaissanceRe Holdings Ltd.

Ratings*:	Moody’s: A3 (negative) S&P: A (stable)

Principal Amount:	$300,000,000

Issue Price:	99.800%

Underwriting Discount:	0.650%

Trade Date:	March 19, 2015

Settlement Date:	March 24, 2015

Maturity Date:	April 1, 2025

Security Type:	Senior Unsecured Fixed Rate Notes

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Coupon:	3.700%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, commencing on October 1, 2015 (long first coupon)

Day Count Convention:	30/360

Yield to Maturity:	3.724%

Treasury Benchmark:	2.000% due February 15, 2025

Treasury Yield:	1.974%

Spread to Treasury Benchmark:	175 basis points

Make-Whole Call Payment:	The Redemption Price for any redemption of Notes before January 1, 2025 shall be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the Discounted Present Value of the Notes to be redeemed, plus in each case accrued and unpaid interest on the principal amount of such Notes to, but excluding, the Redemption Date. The Redemption Price for any redemption of Notes on or after January 1, 2025 shall be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on such principal amount of such Notes to, but excluding, the Redemption Date.

“Discounted Present Value” of any Note subject to optional redemption shall be equal to the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the Redemption Date) on such Note discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 30 basis points.

CUSIP/ISIN:	75972YAA9 / US75972YAA91

Joint Bookrunners:	Morgan Stanley & Co. LLC Barclays Capital Inc.

Joint Lead Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Senior Co-Manager:	HSBC Securities (USA) Inc.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) (Registration Nos. 333-189303 and 333-189303-03) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, the preliminary prospectus, the final prospectus, when available, and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or Barclays Capital Inc. toll free at 1-888-603-5847.